Filed by Uranium Resources, Inc.
(Registration No. 333-181400)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

On May 25, 2012, Uranium Resources, Inc. (“URI”) posted a transcript, relating to its May 11, 2012 conference call regarding its first quarter 2012 results, to its website.  The excerpts set out below are those portions of the transcript which relate to URI’s proposed acquisition of Neutron Energy, Inc. (“Neutron”).

In connection with the proposed merger, URI has filed a registration statement on Form S-4, which contains a joint proxy statement/prospectus and other relevant documents, with the Securities and Exchange Commission (the “SEC”).  Stockholders are urged to read the registration statement and joint proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.  The registration statement and joint proxy statement/prospectus, as well as other filings containing information about URI and Neutron, can be obtained without charge at the SEC’s website (http://www.sec.gov) or by directing a request to URI:  Deborah K. Pawlowski, 716.843.3908, dpawlowski@keiadvisors.com.

URI and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of URI in connection with the proposed transaction.  Information about the directors and executive officers of URI is set forth in the proxy statement for URI’s 2012 annual meeting of shareholders, as filed with the SEC on April 30, 2012. Additional information regarding the interests of those participants and other persons who may be deemed participants in the proposed transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction.  Investors may obtain free copies of these documents as described above.

Uranium Resources, Inc. First Quarter 2012 Teleconference and Webcast May 11, 2012

Operator:  Greetings and welcome to the Uranium Resources Incorporated First Quarter 2012 Update Conference Call.  At this time, all participants are in a listen-only mode.  A brief question and answer session will follow the formal presentation.  If anyone should require Operator assistance during the conference, please press star, zero, on your telephone keypad.  As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Deborah Pawlowski, Investor Relations for Uranium Resources Incorporated.  Thank you, Ms. Pawlowski.  You may begin.

Deborah Pawlowski:  Thank you very much, Latonya.  Good morning, everyone. We certainly appreciate your time today and your interest in Uranium Resources.

On the call, I have with me President and CEO, Don Ewigleben, who will review the recent events of the last quarter, the great strides that we have made in the first part of this year and what our focus and strategic initiatives are for the Company as we move forward.  He’ll be joined by Tom Ehrlich, Chief Financial Officer, and Rick Van Horn, Senior Vice President of Operations and Exploration, as well as Mark Pelizza, the Senior Vice President of Environment Safety and Public Affairs.

We’ll conclude the call with an opportunity for questions and answers.  If you don't have yesterday's news release, it can be found on our website at www.uraniumresources.com.

As you are aware, we may make some forward-looking statements during the formal presentation and the Q&A portion of this teleconference.  Those statements apply to future events which are subject to risks and uncertainties, as well as other factors that could cause the actual results to differ materially from where we are today.  These factors are outlined in the news release, as well as in documents filed by the Company with the Securities and Exchange Commission.  You can find those on our website where we regularly post information about the Company, as well as on the SEC's website at sec.gov.  So please review our forward-looking statements in conjunction with these precautionary factors.

So with that, I’d like to turn the call over to Don to begin the discussion.  Don?

Donald Ewigleben:  Thanks Debbie. I too appreciate all of you participating this morning on this call and taking the time to hear an update about URI and the various activities so far in 2012.  Let me start with some of the macro issues and then I’ll turn to the specifics.  […]

On to New Mexico… I mentioned earlier the Neutron acquisition.  We announced the signing of the definitive agreement on March 1 of this year.  We also executed a financing agreement with Resource Capital Fund.  The acquisition requires URI and Neutron shareholders to both approve this transaction and that’s expected to close in the third quarter of 2012.  We would hope that it might be sooner than that, but there are certainly governmental processes that have to go through from an SEC standpoint for review so we’re preparing for a closure as late as the third quarter.  This acquisition is going to position URI as one of the largest uranium development companies in the US.  Most of you are aware that we already had the largest position in terms of overall pounds in the ground.  This will move our position up significantly, but it’s not just about getting more pounds in the ground.  Our strategic belief is that consolidation in the New Mexico district is required in order to meet the economies of scale necessary to build the proper mills for the conventional assets.  Of course, we’re going to be in production in the Grants Mineral Belt as a result of our Church Rock project, but we have to plan forward for a pipeline of production as the prices return after 2013; therefore, we have to plan for having a mill location.  That was part of our consideration in looking at the Neutron acquisition, since they had a prior mill location, but to be clear, the assets that were located in the Grant’s Mineral Belt of New Mexico, including Cebolleta and Juan Tafoya, were quite encouraging for us, with more than 18 million tons of non-reserve mineralized material at a weighted average grade of 0.15%.  Combined, the companies will have more than 206,000 acres of uranium holdings in New Mexico, by far the largest.

We are preparing a Form S-4 to be filed with the SEC as part of the process and we’ll continue to move forward to get this project closed.

[…]

Deborah Pawlowski:  Thank you, Latonya.  We did have a few email questions that came in for us.  I’ll start with… Tom, maybe you could clarify, regarding the RCF funding and the number of shares and the 13-B filing that was recently made, how many shares RCF actually ends up with.

Tom Ehrlich:  Well, again, there are 37 million shares that will be issued in connection with the complete transaction.  Deb, let me again do a quick calculation on that.  I want to make sure we’re giving the right number, so if you can go to the next question, I’ll come back to that one.  How’s that?

[…]

Deborah Pawlowski:  Okay.  And then did you have the answer on the RCF share count?

Tom Ehrlich:  I do, yes.  Again, in connection with the acquisition, it would be 37 million shares that would be issued by URI; 24.6 million of those would be issued to RCF in addition to the 10.3 million that they were issued in March in connection with the $10 million financing.  That would bring their ownership position up to just over 24%.  Of the 37 million, another 8.4 million would be issued to the existing debt holder, Rand Merchant Bank, and the balance would be issued to the Neutron shareholders and their financial advisors, Roth Capital.

Now, in addition to that, we do have the option of availing ourselves of another $5 million in capital with RCF.  If we do that, at the prices that we issued the previous amount at, it would be just over 5 million shares and so if you look at the 10 million that they invested in March, the 24.6 that they would be receiving in connection with the acquisition, plus the 5.1, it would bring their ownership position to right at 27%.